UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 333-159299-15

Vantage Drilling International

(Exact name of registrant as specified in its charter)

c/o Vantage Energy Services, Inc.

777 Post Oak Boulevard, Suite 440

Houston, Texas 77056

Tel. (281) 404-4700

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Ordinary Shares, par value $0.001 per share

(Title of each class of securities covered by this Form)

Not Applicable

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provisions(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 48

Pursuant to the requirements of the Securities Exchange Act of 1934, Vantage Drilling International has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	September 29, 2023	By:	/s/ Douglas E. Stewart
Douglas E. Stewart
General Counsel, Chief Compliance Officer and Corporate Secretary